Exhibit 99

HDFC BANK LIMITED

CIN : L65920MH1994PLC080618

Sandoz House, Shivsagar Estate, Dr. Annie Besant Road, Worli, Mumbai 400 018.

Website: https://www.hdfcbank.com, Tel.: 022-6652 1000, Fax: 022-2496 0739

UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2024

		(₹ in crore)
		Quarter ended			Year ended 31.03.2024
		30.06.2024	31.03.2024	30.06.2023
Particulars		Unaudited	Audited (Refer note 5)	Unaudited	Audited
1	Interest earned (a)+(b)+(c)+(d)	81546.20	79433.61	51168.14	283649.02
	a) Interest / discount on advances / bills	61875.82	61102.68	40452.77	217979.34
	b) Income on investments	17474.07	15982.73	8877.00	57524.80
	c) Interest on balances with Reserve Bank of India and other inter-bank funds	636.42	824.57	848.40	2634.63
	d) Others	1559.89	1523.63	989.97	5510.25
2	Other income (a)+(b)	35450.29	44957.74	9853.15	124345.75
	a) Premium and other operating income from insurance business	14606.73	22794.24	—	57858.60
	b) Others (Refer note 8)	20843.56	22163.50	9853.15	66487.15
3	Total income (1)+(2)	116996.49	124391.35	61021.29	407994.77
4	Interest expended	44579.50	43691.51	25954.76	154138.55
5	Operating expenses (i)+(ii)+(iii)	46546.53	49127.91	15177.71	152269.34
	i) Employees cost	8289.07	9422.59	5951.16	31023.00
	ii) Claims and benefits paid and other expenses pertaining to insurance business	26752.55	27847.85	—	78313.46
	iii) Other operating expenses	11504.91	11857.47	9226.55	42932.88
6	Total expenditure (4)+(5) (excluding provisions and contingencies)	91126.03	92819.42	41132.47	306407.89
7	Operating profit before provisions and contingencies (3)-(6)	25870.46	31571.93	19888.82	101586.88
8	Provisions (other than tax) and contingencies (Refer note 12)	3143.09	13810.54	3292.10	25018.28
9	Exceptional items	—	—	—	—
10	Profit from ordinary activities before tax and minority interest (7)-(8)-(9)	22727.37	17761.39	16596.72	76568.60
11	Tax expense (Refer note 13)	5539.32	(251.48)	4193.47	11122.10
12	Net profit from ordinary activities after tax and before minority interest (10)-(11)	17188.05	18012.87	12403.25	65446.50
13	Extraordinary items (net of tax expense)	—	—	—	—
14	Net profit for the period before minority interest (12)-(13)	17188.05	18012.87	12403.25	65446.50
15	Less: Minority interest	713.20	390.49	32.87	1384.46
16	Net profit for the period (14)-(15)	16474.85	17622.38	12370.38	64062.04
17	Paid up equity share capital (Face value of ₹ 1/- each)	760.81	759.69	559.18	759.69
18	Reserves excluding revaluation reserves				452982.84
19	Analytical Ratios
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil
	(ii) Earnings per share (EPS) (₹) (Face value of ₹ 1/- each):
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	21.67	23.20	22.15	90.42
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	21.59	23.12	22.03	90.01

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Consolidated Segment information in accordance with the RBI guidelines and Accounting Standard 17 - Segment Reporting of the operating segments of the Group is as under:

		(₹ in crore)
		Quarter ended			Year ended 31.03.2024
		30.06.2024	31.03.2024	30.06.2023
Particulars		Unaudited	Audited (Refer note 5)	Unaudited	Audited
1	Segment Revenue
a)	Treasury	15320.59	20553.30	10537.87	61653.66
b)	Retail Banking:	68054.79	65065.26	42939.48	233637.87
	(i) Digital Banking*	1.70	1.05	0.62	3.37
	(ii) Other Retail Banking	68053.09	65064.21	42938.86	233634.50
c)	Wholesale Banking	47173.95	48745.92	29731.91	175520.23
d)	Other Banking Business	7994.16	8318.92	6950.09	30050.38
e)	Insurance Business**	29632.63	31001.94	—	86877.22
f)	Others^	3662.61	3750.41	3,204.62	13536.00
g)	Unallocated	—	—	—	—
	Total	171838.73	177435.75	93363.97	601275.36
	Less: Inter Segment Revenue	54842.24	53044.40	32342.68	193280.59

	Income from Operations	116996.49	124391.35	61021.29	407994.77

2	Segment Results***
a)	Treasury	1706.33	9128.25	1354.90	14190.10
b)	Retail Banking:	5821.28	426.37	3569.06	15659.91
	(i) Digital Banking*	(0.07)	(0.31)	(0.32)	(1.23)
	(ii) Other Retail Banking	5821.35	426.68	3569.38	15661.14
c)	Wholesale Banking	10776.18	3966.26	8807.93	32280.98
d)	Other Banking Business	3556.54	2825.78	2757.89	11104.00
e)	Insurance Business**	1360.81	1320.19	0.00	3321.30
f)	Others^	83.98	678.60	684.73	2352.00
g)	Unallocated	(577.75)	(584.06)	(577.79)	(2339.69)

	Total Profit Before Tax and Minority Interest	22727.37	17761.39	16596.72	76568.60

3	Segment Assets
a)	Treasury	796772.25	822926.80	649507.58	822926.80
b)	Retail Banking:	1432329.21	1395089.03	780137.12	1395089.03
	(i) Digital Banking*	60.68	51.34	37.77	51.34
	(ii) Other Retail Banking	1432268.53	1395037.69	780099.35	1395037.69
c)	Wholesale Banking	1210807.95	1274899.43	972428.29	1274899.43
d)	Other Banking Business	102452.02	97097.23	85180.39	97097.23
e)	Insurance Business**	341114.28	322984.00	0.00	322984.00
f)	Others^	98174.13	89587.20	69184.57	89587.20
g)	Unallocated	24888.10	27610.57	14439.62	27610.57

	Total	4006537.94	4030194.26	2570877.57	4030194.26

4	Segment Liabilities***
a)	Treasury	65421.51	94557.67	79642.37	94557.67
b)	Retail Banking:	2066184.21	2046673.65	1631832.42	2046673.65
	(i) Digital Banking*	65.58	56.18	40.04	56.18
	(ii) Other Retail Banking	2066118.63	2046617.47	1631792.38	2046617.47
c)	Wholesale Banking	917628.00	973987.85	445570.93	973987.85
d)	Other Banking Business	8040.78	8212.98	6949.72	8212.98
e)	Insurance Business**	329394.05	311998.00	0.00	311998.00
f)	Others^	78346.75	71040.35	58638.60	71040.35
g)	Unallocated	51292.76	53945.11	43882.97	53945.11

	Total	3516308.06	3560415.61	2266517.01	3560415.61

5	Capital, Employees stock options outstanding, Reserves and Minority Interest	490229.88	469778.65	304360.56	469778.65

6	Total (4)+(5)	4006537.94	4030194.26	2570877.57	4030194.26

*Information about Digital Banking Segment reported as a sub-segment of Retail Banking Segment is related to Digital Banking Units of the Bank.

**Includes the operations of HDFC Life Insurance Company Limited (consolidated) (“HDFC Life”) and HDFC ERGO General Insurance Company Limited (“HDFC Ergo”).

***Segment Results and Liabilities for the periods ended March 31, 2024 are after considering the impact of floating provisions in the respective segments.

^ Includes the operations of the consolidated entities of the Bank, not covered in any of the above segments.

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by the RBI. The Segment Assets and Segment Liabilities exclude transfers between segments and are transfer priced on a gross basis.

Notes :

1	Consolidated Statement of Assets and Liabilities is given below:

	(₹ in crore)
	As at 30.06.2024	As at 30.06.2023	As at 31.03.2024
Particulars	Unaudited	Unaudited	Audited
CAPITAL AND LIABILITIES
Capital	760.81	559.18	759.69
Employees stock options outstanding	3056.11	1403.46	2652.72
Reserves and surplus	472019.13	301515.60	452982.84
Minority interest	14393.83	882.32	13383.40
Deposits	2376845.66	1911720.11	2376887.28
Borrowings	673354.23	263547.47	730615.46
Other liabilities and provisions	171096.04	91249.43	174832.07
Policyholders’ funds	295012.13	—	278080.80

Total	4006537.94	2570877.57	4030194.26

ASSETS
Cash and balances with Reserve Bank of India	144747.07	113224.37	178718.67
Balances with banks and money at call and short notice	46361.08	50793.82	50115.84
Investments	1030476.45	561290.05	1005681.63
Advances	2549401.69	1680596.17	2565891.41
Fixed assets	13293.51	8745.32	12603.76
Other assets	222258.14	156079.05	217182.95
Goodwill on consolidation	—	148.79	—

Total	4006537.94	2570877.57	4030194.26

2

The above financial results represent the consolidated financial results of HDFC Bank Limited, its subsidiaries (together referred to as the ‘Group’) and HDB Employee Welfare Trust (“EWT”). These financial results have been approved by the Board of Directors at its meeting held on July 20, 2024. The financial results for the quarter ended June 30, 2024 have been subjected to a “Limited Review” by the joint statutory auditors of the Bank.

3

These financial results have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standards specified under Section 133 of the Companies Act, 2013, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (‘the RBI’) from time to time, the Insurance Regulatory and Development Authority of India (‘the IRDAI’) (Preparation of Financial Statements and Auditors Report of Insurance companies) Regulations, 2002 (“IRDAI Guidelines”) to the extent applicable for insurance entities and other accounting principles generally accepted in India and is in compliance with the presentation and disclosure requirements of the Regulation 33 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Regulations”) as amended including relevant circulars issued by the SEBI from time to time.

4

The RBI, vide its master direction dated September 12, 2023, issued revised norms for the classification, valuation and operation of investment portfolio of banks, which became applicable from April 1, 2024. While hitherto, the investment portfolio was classified under the held to maturity (HTM), available for sale (AFS) and held for trading (HFT) categories, the revised norms bring in a principle-based classification of investment portfolio and a symmetric treatment of fair value gains and losses. In accordance with the revised norms and the Bank’s board approved policy, the Bank has classified its investment portfolio as on April 1, 2024 under the categories of held to maturity (HTM), available for sale (AFS), subsidiaries, associates and joint ventures and fair value through profit and loss (FVTPL) with held for trading (HFT) as a sub-category of FVTPL, and from that date, measures and values the investment portfolio under the revised framework. For the purpose of consolidation, all the subsidiaries of the Bank and the EWT have followed the revised framework of the Bank except for HDFC Life insurance Company Limited (“HDFC Life”) and HDFC Ergo General Insurance Company Limited (“HDFC Ergo”), (the subsidiaries regulated by IRDAI), which continue to follow IRDAI guidelines. On transition to the revised framework on April 01, 2024, the group has recognised a net gain of ₹ 1,113.52 crore (net of tax of ₹ 405.82 crore and minority interest of ₹ 914.25 crore) which has been credited to general reserve in the consolidated financial results, in accordance with the said norms. The impact of the revised framework for the period subsequent to the transition is not ascertainable and as such the income / profit or loss from investments for the quarter ended June 30, 2024 is not comparable with that of the previous period/s. Except for the foregoing, the Group has applied significant accounting policies in preparation of these consolidated financial results consistent with those followed in the annual consolidated financial statements for the year ended March 31, 2024. Any relevant circular / direction issued by the RBI and other regulator(s) is implemented prospectively when it becomes applicable, unless specifically required under that circular / direction.

5

The figures for the quarter ended March 31, 2024 are the balancing figures between audited figures in respect of the financial year 2023-24 and the published year to date figures upto December 31, 2023.

6

The Board of Directors at its meeting held on April 04, 2022, approved a composite Scheme of amalgamation (“Scheme”), for the amalgamation of: (i) erstwhile HDFC Investments Limited (“eHDFC Investments”) and erstwhile HDFC Holdings Limited (“eHDFC Holdings”), with and into erstwhile Housing Development Finance Corporation Limited (“eHDFC Limited”); and thereafter (ii) eHDFC Limited into HDFC Bank Limited (“Bank”), and their respective shareholders and creditors, under Sections 230 to 232 of the Companies Act, 2013 and other applicable laws including the rules and regulations. The Scheme was approved by the shareholders at the National Company Law Tribunal (“NCLT”) convened meeting of the shareholders of the Bank held on November 25, 2022. The NCLT, in accordance with Sections 230 to 232 of the Companies Act, 2013 and rules thereunder, vide its order dated March 17, 2023 sanctioned the Scheme. Upon receipt of all requisite approvals, the Bank filed form INC 28 with Registrar of Companies on July 01, 2023 and accordingly, the scheme became effective on July 01, 2023. As per the Scheme, the appointed date for the amalgamation of eHDFC Limited with and into the Bank is the same as effective date of the Scheme i.e. July 01, 2023. The results for the periods ended June 30, 2024 and March 31, 2024 include the operations of eHDFC Limited and its subsidiaries (which became subsidiaries of the Bank on amalgamation) effective from July 01, 2023 and hence are not comparable with results for the period ended June 30, 2023.

7

The Bank has not consolidated, HDFC Education and Development Services Private Ltd, its wholly owned subsidiary, as the control is intended to be temporary and it is held exclusively with a view to dispose off in the near future (as directed by RBI) on the date of its acquisition.

8

During the quarter ended March 31, 2024, in order to comply with the condition imposed by the RBI in relation to the Scheme, the Bank sold 14,01,72,180 equity shares of HDFC Credila Financial Services Ltd (“HDFC Credila”), for a consideration of ₹ 9,552.73 crore, resulting in gain of ₹ 7,341.42 crore (net of tax ₹ 5,526.26 crore). Consequent to the aforesaid sale, HDFC Credila has ceased to be a subsidiary of the Bank with effect from March 19, 2024.

9

The Bank has been allotted 16,13,176 equity shares of HDFC Securities Limited (“HSL”) on April 15, 2024, subscribed through a rights issue for a consideration of ₹ 953.23 crore. The Bank’s shareholding in HSL stood at 95.19% as at June 30, 2024.

10

During the quarter ended June 30, 2024, the Bank allotted 1,12,11,640 equity shares pursuant to the exercise of options / units under the approved employee stock option schemes / employee stock incentive master scheme.

11

Other income includes commission income from non-fund based banking activities, fees, earnings from foreign exchange and derivative transactions, profit and loss (including revaluation) from investments, and recoveries from accounts previously written off.

12	During the quarter ended March 31, 2024, the Bank made a floating provision of ₹ 10,900.00 crore in line with the Board approved policy.

13

Provision for tax during the quarter and year ended March 31, 2024 is net of write back of provision no longer required of ₹ 3,817.39 crore and ₹ 6,325.04 crore respectively, pursuant to favourable orders received.

14

In accordance with the RBI guidelines, banks are required to make consolidated Pillar 3 disclosures including leverage ratio, liquidity coverage ratio and net stable funding ratio under the Basel III Framework. These disclosures would be available on the Bank’s website at the following link: https://www.hdfcbank.com/personal/resources/regulatory-disclosures. The disclosures have not been subjected to audit or review by the statutory auditors.

15	Figures of the previous periods have been regrouped / reclassified wherever necessary to conform to current period’s classification.

16	₹ 10 million = ₹ 1 crore

Place: Mumbai	Sashidhar Jagdishan
Date: July 20, 2024	Managing Director

HDFC BANK LIMITED

CIN : L65920MH1994PLC080618

Sandoz House, Shivsagar Estate, Dr. Annie Besant Road, Worli, Mumbai 400 018.

Website: https://www.hdfcbank.com, Tel.: 022- 6652 1000, Fax: 022- 2496 0739

UNAUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2024

		(₹ in crore)
		Quarter ended			Year ended 31.03.2024
		30.06.2024	31.03.2024	30.06.2023
Particulars		Unaudited	Audited (Refer note 5)	Unaudited	Audited
1	Interest earned (a)+(b)+(c)+(d)	73033.14	71472.75	48586.81	258340.56
	a) Interest / discount on advances / bills	58714.88	58144.98	38007.95	207220.01
	b) Income on investments	12543.82	11597.75	8911.24	44364.28
	c) Interest on balances with Reserve Bank of India and other inter-bank funds	472.89	459.64	791.85	2040.47
	d) Others	1301.55	1270.38	875.77	4715.80
2	Other Income (Refer note 7)	10668.11	18166.25	9229.86	49240.99
3	Total Income (1)+(2)	83701.25	89639.00	57816.67	307581.55
4	Interest expended	43196.00	42395.93	24987.74	149808.10
5	Operating expenses (i)+(ii)	16620.61	17968.83	14056.91	63386.01
	i) Employees cost	5848.88	6936.19	4782.07	22240.21
	ii) Other operating expenses	10771.73	11032.64	9274.84	41145.80
6	Total Expenditure (4)+(5) (excluding provisions and contingencies)	59816.61	60364.76	39044.65	213194.11
7	Operating Profit before provisions and contingencies (3)-(6)	23884.64	29274.24	18772.02	94387.44
8	Provisions (other than tax) and Contingencies (Refer note 12)	2602.06	13511.64	2860.03	23492.14
9	Exceptional items	—	—	—	—
10	Profit from ordinary activities before tax (7)-(8)-(9)	21282.58	15762.60	15911.99	70895.30
11	Tax Expense (Refer note 13)	5107.83	(749.25)	3960.22	10083.03
12	Net Profit from ordinary activities after tax (10)-(11)	16174.75	16511.85	11951.77	60812.27
13	Extraordinary items (net of tax expense)	—	—	—	—
14	Net Profit for the period (12)-(13)	16174.75	16511.85	11951.77	60812.27
15	Paid up equity share capital (Face Value of ₹ 1/- each)	760.81	759.69	559.18	759.69
16	Reserves excluding revaluation reserves				436833.39
17	Analytical Ratios and other disclosures:
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil
	(ii) Capital Adequacy Ratio	19.33%	18.80%	18.93%	18.80%
	(iii) Earnings per share (EPS) (₹) (Face Value of ₹ 1/- each):
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	21.28	21.74	21.40	85.83
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	21.19	21.67	21.28	85.44
	(iv) NPA Ratios:
	(a) Gross NPAs	33025.69	31173.32	19064.12	31173.32
	(b) Net NPAs	9508.44	8091.74	4776.87	8091.74
	(c) % of Gross NPAs to Gross Advances	1.33%	1.24%	1.17%	1.24%
	(d) % of Net NPAs to Net Advances	0.39%	0.33%	0.30%	0.33%
	(v) Return on assets (average) - not annualized	0.47%	0.49%	0.51%	1.98%
	(vi) Net worth	444793.21	427634.18	286388.20	427634.18
	(vii) Outstanding Redeemable Preference Shares	—	—	—	—
	(viii) Capital Redemption Reserve	—	—	—	—
	(ix) Debt Equity Ratio	1.02	1.21	0.44	1.21
	(x) Total Debts to Total Assets	16.80%	18.30%	8.37%	18.30%
	- Debt represents borrowings with residual maturity of more than one year. Total debts represents total borrowings of the Bank.

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Segment information in accordance with the RBI guidelines and Accounting Standard 17 - Segment Reporting of the operating segments of the Bank is as under:

		(₹ in crore)
		Quarter ended			Year ended 31.03.2024
		30.06.2024	31.03.2024	30.06.2023
Particulars		Unaudited	Audited (Refer note 5)	Unaudited	Audited
1	Segment Revenue
a)	Treasury	15320.59	20553.30	10537.87	61653.66
b)	Retail Banking:	68054.79	65065.26	42939.48	233637.87
	(i) Digital Banking*	1.70	1.05	0.62	3.37
	(ii) Other Retail Banking	68053.09	65064.21	42938.86	233634.50
c)	Wholesale Banking	47173.95	48745.92	29731.91	175520.23
d)	Other Banking Business	7994.16	8318.92	6950.09	30050.38
e)	Unallocated	—	—	—	—
	Total	138543.49	142683.40	90159.35	500862.14
	Less: Inter Segment Revenue	54842.24	53044.40	32342.68	193280.59

	Income from Operations	83701.25	89639.00	57816.67	307581.55

2	Segment Results$
a)	Treasury	1706.33	9128.25	1354.90	14190.10
b)	Retail Banking:	5821.28	426.37	3569.06	15659.91
	(i) Digital Banking*	(0.07)	(0.31)	(0.32)	(1.23)
	(ii) Other Retail Banking	5821.35	426.68	3569.38	15661.14
c)	Wholesale Banking	10776.18	3966.26	8807.93	32280.98
d)	Other Banking Business	3556.54	2825.78	2757.89	11104.00
e)	Unallocated	(577.75)	(584.06)	(577.79)	(2339.69)

	Total Profit Before Tax	21282.58	15762.60	15911.99	70895.30

3	Segment Assets
a)	Treasury	796772.25	822926.80	649507.58	822926.80
b)	Retail Banking:	1432329.21	1395089.03	780137.12	1395089.03
	(i) Digital Banking*	60.68	51.34	37.77	51.34
	(ii) Other Retail Banking	1432268.53	1395037.69	780099.35	1395037.69
c)	Wholesale Banking	1210807.95	1274899.43	972428.29	1274899.43
d)	Other Banking Business	102452.02	97097.23	85180.39	97097.23
e)	Unallocated	24888.10	27610.57	14439.62	27610.57

	Total	3567249.53	3617623.06	2501693.00	3617623.06

4	Segment Liabilities$
a)	Treasury	65421.51	94557.67	79642.37	94557.67
b)	Retail Banking:	2066184.21	2046673.65	1631832.42	2046673.65
	(i) Digital Banking*	65.58	56.18	40.04	56.18
	(ii) Other Retail Banking	2066118.63	2046617.47	1631792.38	2046617.47
c)	Wholesale Banking	917628.00	973987.85	445570.93	973987.85
d)	Other Banking Business	8040.78	8212.98	6949.72	8212.98
e)	Unallocated	51292.76	53945.11	43882.97	53945.11

	Total	3108567.26	3177377.26	2207878.41	3177377.26

5	Capital, Employees stock options outstanding and Reserves	458682.27	440245.80	293814.59	440245.80

6	Total (4)+(5)	3567249.53	3617623.06	2501693.00	3617623.06

*Information about Digital Banking Segment reported as a sub-segment of Retail Banking Segment is related to Digital Banking Units of the Bank.

$Segment Results and Liabilities for the periods ended March 31, 2024 are after considering the impact of floating provisions in the respective segments.

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by the RBI. The Segment Assets and Segment Liabilities exclude transfers between segments and are transfer priced on a gross basis.

Notes :

1	Standalone Statement of Assets and Liabilities is given below:

	(₹ in crore)
	As at 30.06.2024	As at 30.06.2023	As at 31.03.2024
Particulars	Unaudited	Unaudited	Audited
CAPITAL AND LIABILITIES
Capital	760.81	559.18	759.69
Employees stock options outstanding	3056.11	1338.58	2652.72
Reserves and surplus	454865.35	291916.83	436833.39
Deposits	2379084.53	1913095.78	2379786.28
Borrowings	599337.16	209422.80	662153.07
Other liabilities and provisions	130145.57	85359.83	135437.91

Total	3567249.53	2501693.00	3617623.06

ASSETS
Cash and balances with Reserve Bank of India	144716.50	113196.58	178683.22
Balances with banks and money at call and short notice	37147.05	47545.06	40464.19
Investments	708816.68	565777.57	702414.96
Advances	2463520.82	1615672.04	2484861.52
Fixed assets	12022.78	8433.57	11398.97
Other assets	201025.70	151068.18	199800.20

Total	3567249.53	2501693.00	3617623.06

2

The above standalone financial results have been approved by the Board of Directors at its meeting held on July 20, 2024. The financial results for the quarter ended June 30, 2024 have been subjected to a “Limited Review” by the joint statutory auditors of the Bank.

3

These financial results have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standards specified under Section 133 of the Companies Act, 2013, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (“the RBI”) from time to time and other accounting principles generally accepted in India, and is in compliance with the presentation and disclosure requirements of the Regulation 33 and Regulation 52 read with Regulation 63 (2) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Regulations”) as amended including relevant circulars issued by the SEBI from time to time.

4

The RBI, vide its master direction dated September 12, 2023, issued revised norms for the classification, valuation and operation of investment portfolio of banks, which became applicable from April 01, 2024. While hitherto, the investment portfolio was classified under the held to maturity (HTM), available for sale (AFS) and held for trading (HFT) categories, the revised norms bring in a principle-based classification of investment portfolio and a symmetric treatment of fair value gains and losses. In accordance with the revised norms and the Bank’s board approved policy, the Bank has classified its investment portfolio as on April 01, 2024 under the categories of held to maturity (HTM), available for sale (AFS), subsidiaries, associates and joint ventures and fair value through profit and loss (FVTPL) with held for trading (HFT) as a sub-category of FVTPL, and from that date, measures and values the investment portfolio under the revised framework. On transition to the framework on April 01, 2024, the Bank has recognised a net gain of ₹ 482.87 crore (net of tax of ₹ 127.00 crore) which has been credited to general reserve, in accordance with the said norms. The impact of the revised framework for the period subsequent to the transition is not ascertainable and as such the income / profit or loss from investments for the quarter ended June 30, 2024 is not comparable with that of the previous period/s. Except for the foregoing, the Bank has applied its significant accounting policies in the preparation of these financial results consistent with those followed in the annual financial statements for the year ended March 31, 2024. Any circular / direction issued by RBI is implemented prospectively when it becomes applicable, unless specifically required under that circular / direction.

5

The figures for the quarter ended March 31, 2024 are the balancing figures between audited figures in respect of the financial year 2023-24 and the published year to date figures upto December 31, 2023.

6

The Board of Directors at its meeting held on April 04, 2022, approved a composite Scheme of amalgamation (“Scheme”), for the amalgamation of: (i) erstwhile HDFC Investments Limited (“eHDFC Investments”) and erstwhile HDFC Holdings Limited (“eHDFC Holdings”), with and into erstwhile Housing Development Finance Corporation Limited (“eHDFC Limited”); and thereafter (ii) eHDFC Limited into HDFC Bank Limited (“Bank”), and their respective shareholders and creditors, under Sections 230 to 232 of the Companies Act, 2013 and other applicable laws including the rules and regulations. The Scheme was approved by the shareholders at the National Company Law Tribunal (“NCLT”) convened meeting of the shareholders of the Bank held on November 25, 2022. The NCLT, in accordance with Sections 230 to 232 of the Companies Act, 2013 and rules thereunder, vide its order dated March 17, 2023 sanctioned the Scheme. Upon receipt of all requisite approvals, the Bank filed form INC 28 with Registrar of Companies on July 01, 2023 and accordingly, the scheme became effective on July 01, 2023. As per the Scheme, the appointed date for the amalgamation of eHDFC Limited with and into the Bank is the same as effective date of the Scheme i.e. July 01, 2023. The results for the periods ended June 30, 2024 and March 31, 2024 include the operations of the eHDFC Limited which amalgamated with and into HDFC Bank on July 01, 2023 and hence are not comparable with results of the period ended June 30, 2023.

7

During the quarter ended March 31, 2024, in order to comply with the condition imposed by the RBI in relation to the Scheme, the Bank sold 14,01,72,180 equity shares of HDFC Credila Financial Services Ltd (“HDFC Credila”), for a consideration of ₹ 9,552.73 crore, resulting in gain of ₹ 7,341.42 crore (net of tax ₹ 5,526.26 crore). Consequent to the aforesaid sale, HDFC Credila has ceased to be a subsidiary of the Bank with effect from March 19, 2024.

8

During the quarter ended June 30, 2024, the Bank allotted 1,12,11,640 equity shares pursuant to the exercise of options / units under the approved employee stock option schemes / employee stock incentive master scheme.

9

The Bank has been allotted 16,13,176 equity shares of HDFC Securities Limited (“HSL”) on April 15, 2024, subscribed through a rights issue for a consideration of ₹ 953.23 crore. The Bank’s shareholding in HSL stood at 95.19% as at June 30, 2024.

10	Details of loans transferred / acquired during the quarter ended June 30, 2024 as per RBI Master Direction on Transfer of Loan Exposures dated September 24, 2021 are given below:

(i)	The Bank has not transferred any stressed loan (Non-performing asset and Special Mention Account).

(ii)	Details of loans not in default transferred through assignment are given below:

Particulars	Value
Aggregate amount of loans transferred (₹ in crore)	5,445.11
Weighted average residual maturity (in years)	9.65
Weighted average holding period (in years)	3.43
Retention of beneficial economic interest	10%
Tangible security coverage	100%

The loans transferred are not rated as these are to non-corporate borrowers.

(iii)	Details of ratings of SRs outstanding as on June 30, 2024 are given below:

	(₹ in crore)
Rating	Rating Agency	Recovery rating	Gross Value of Outstanding SRs
RR4	India Ratings	25% - 50%	131.50
RR1	India Ratings	100% - 150%	65.67
RR1	CRISIL	100% - 150%	30.84
RR1+	India Ratings	More than 150%	0.15
RR1+	ICRA	More than 150%	0.85
RR1	Informeric	100% - 150%	704.70
RR3	India Ratings	50% - 75%	39.22
Unrated			25.70
		Total	998.63

(iv)	The Bank has not acquired any stressed loan and loan not in default.

11

Other income includes commission income from non-fund based banking activities, fees, earnings from foreign exchange and derivative transactions, profit and loss (including revaluation) from investments, dividends from subsidiaries and recoveries from accounts previously written off.

12	During the quarter ended March 31, 2024, the Bank made a floating provision of ₹ 10,900.00 crore in line with the Board approved policy.

13

Provision for tax during the quarter and year ended March 31, 2024 is net of write back of provision no longer required of ₹ 3,817.39 crore and ₹ 6,325.04 crore respectively, pursuant to favourable orders received.

14	Figures of the previous periods have been regrouped / reclassified wherever necessary to conform to current period’s classification.

15	₹ 10 million = ₹ 1 crore

Place: Mumbai	Sashidhar Jagdishan
Date: July 20, 2024	Managing Director

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

HDFC Bank Limited

FINANCIAL RESULTS (INDIAN GAAP) FOR THE QUARTER ENDED JUNE 30, 2024

The Board of Directors of HDFC Bank Limited approved the Bank’s (Indian GAAP) results for the quarter ended June 30, 2024, at its meeting held in Mumbai on Saturday, July 20, 2024. The accounts have been subjected to a ‘Limited Review’ by the statutory auditors of the Bank.

CONSOLIDATED FINANCIAL RESULTS:

The Bank’s consolidated net revenue grew by 106.5% to ₹ 724.2 billion for the quarter ended June 30, 2024 from ₹ 350.7 billion for the quarter ended June 30, 2023. The consolidated profit after tax for the quarter ended June 30, 2024 was ₹ 164.7 billion, up 33.2%, over the quarter ended June 30, 2023. Earnings per share for the quarter ended June 30, 2024 was ₹ 21.7 and book value per share as of June 30, 2024 was ₹ 625.4.

STANDALONE FINANCIAL RESULTS:

Profit & Loss Account: Quarter ended June 30, 2024

The Bank’s net revenue grew by 23.4% to ₹ 405.1 billion for the quarter ended June 30, 2024 from ₹ 328.3 billion for the quarter ended June 30, 2023.

Net interest income (interest earned less interest expended) for the quarter ended June 30, 2024 grew by 26.4% to ₹ 298.4 billion from ₹ 236.0 billion for the quarter ended June 30, 2023. Core net interest margin was at 3.47% on total assets, and 3.66% based on interest earning assets.

Other income (non-interest revenue) for the quarter ended June 30, 2024 was ₹ 106.7 billion as against ₹ 92.3 billion in the corresponding quarter ended June 30, 2023. The four components of other income for the quarter ended June 30, 2024 were fees & commissions of ₹ 70.5 billion (₹ 62.9 billion in the corresponding quarter of the previous year), foreign exchange & derivatives revenue of ₹ 14.0 billion (₹ 13.1 billion in the corresponding quarter of the previous year), net trading and mark to market gain of ₹ 2.2 billion (gain of ₹ 5.5 billion in the corresponding quarter of the previous year) and miscellaneous income, including recoveries and dividend of ₹ 20.1 billion (₹ 10.8 billion in the corresponding quarter of the previous year).

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

Operating expenses for the quarter ended June 30, 2024 were ₹ 166.2 billion, an increase of 18.2% over ₹ 140.6 billion during the corresponding quarter of the previous year. The cost-to-income ratio for the quarter was at 41.0%.

Provisions and contingencies for the quarter ended June 30, 2024 were ₹ 26.0 billion as against ₹ 28.6 billion for the quarter ended June 30, 2023.

The total credit cost ratio was at 0.42%, as compared to 0.70% for the quarter ending June 30, 2023.

Profit before tax (PBT) for the quarter ended June 30, 2024 was at ₹ 212.8 billion. Profit after tax (PAT) for the quarter was at ₹ 161.7 billion, an increase of 35.3% over the quarter ended June 30, 2023.

Balance Sheet: As of June 30, 2024

Total balance sheet size as of June 30, 2024 was ₹ 35,672 billion as against ₹ 25,017 billion as of June 30, 2023.

Total Deposits were at ₹ 23,791 billion as of June 30, 2024, an increase of 24.4% over June 30, 2023. CASA deposits grew by 6.2% with savings account deposits at ₹ 5,964 billion and current account deposits at ₹ 2,673 billion. Time deposits were at ₹ 15,154 billion, an increase of 37.8% over the corresponding quarter of the previous year, resulting in CASA deposits comprising 36.3% of total deposits as of June 30, 2024.

The Bank’s average deposits were ₹ 22,831 billion for the June 2024 quarter, a growth of 25.2% over ₹ 18,240 billion for the June 2023 quarter, and 4.6% over ₹ 21,836 billion for the March 2024 quarter.

The Bank’s average CASA deposits were ₹ 8,106 billion for the June 2024 quarter, a growth of 8.1% over ₹ 7,495 billion for the June 2023 quarter, and 3.3% over ₹ 7,844 billion for the March 2024 quarter.

Gross advances were at ₹ 24,869 billion as of June 30, 2024, an increase of 52.6% over June 30, 2023. Grossing up for transfers through inter-bank participation certificates, bills rediscounted and securitisation / assignment, advances under management grew by 51.0% over June 30, 2023. Retail loans grew by 100.4%, commercial and rural banking loans grew by 23.0% and corporate and other wholesale loans grew by 18.7%. Overseas advances constituted 1.5% of total advances.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

The Bank’s advances under management, on an average basis, were ₹ 25,327 billion for the June 2024 quarter, a growth of 54.1% over ₹ 16,439 billion for the June 2023 quarter, and a growth of 0.8% over ₹ 25,125 billion for the March 2024 quarter.

Capital Adequacy:

The Bank’s total Capital Adequacy Ratio (CAR) as per Basel III guidelines was at 19.3% as on June 30, 2024 (18.9% as on June 30, 2023) as against a regulatory requirement of 11.7%. Tier 1 CAR was at 17.3% and Common Equity Tier 1 Capital ratio was at 16.8% as of June 30, 2024. Risk-weighted Assets were at ₹ 24,556 billion.

NETWORK

As of June 30, 2024, the Bank’s distribution network was at 8,851 branches and 21,163 ATMs across 4,081 cities / towns as against 7,860 branches and 20,352 ATMs across 3,825 cities / towns as of June 30, 2023. 52% of our branches are in semi-urban and rural areas. In addition, we have 15,146 business correspondents, which are primarily manned by Common Service Centres (CSC). The number of employees were at 2,13,069 as of June 30, 2024 (as against 1,81,725 as of June 30, 2023).

ASSET QUALITY

Gross non-performing assets were at 1.33% of gross advances as on June 30, 2024 (1.16% excluding NPAs in the agricultural segment), as against 1.24% as on March 31, 2024 (1.12% excluding NPAs in the agricultural segment), and 1.41% on a proforma merged basis as on July 01, 2023 (1.25% excluding NPAs in the agricultural segment). Net non-performing assets were at 0.39% of net advances as on June 30, 2024.

SUBSIDIARIES

Amongst the Bank’s key subsidiaries, HDFC Life Insurance Company Ltd and HDFC ERGO General Insurance Company Ltd prepare their financial results in accordance with Indian GAAP and other subsidiaries do so in accordance with the notified Indian Accounting Standards (‘Ind-AS’). The financial numbers of the subsidiaries mentioned herein below are in accordance with the accounting standards used in their standalone reporting under the applicable GAAP.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

HDB Financial Services Ltd (HDBFSL), in which the Bank holds a 94.6% stake, is a non-deposit taking NBFC offering a wide range of loans and asset finance products. For the quarter ended June 30, 2024, HDBFSL’s net revenue was at ₹ 23.9 billion as against ₹ 23.1 billion for the quarter ended June 30, 2023, a growth of 3.2%. Profit after tax for the quarter ended June 30, 2024 was ₹ 5.8 billion compared to ₹ 5.7 billion for the quarter ended June 30, 2023, a growth of 2.6%. The total loan book was ₹ 956 billion as on June 30, 2024 compared to ₹ 736 billion as on June 30, 2023, a growth of 30.0%. Stage 3 loans were at 1.93% of gross loans. As on June 30, 2024, total CAR was at 18.8% with Tier-I CAR at 14.0%.

HDFC Life Insurance Company Ltd (HDFC Life), in which the Bank holds a 50.4% stake, is a leading, long-term life insurance solutions provider in India. For the quarter ended June 30, 2024, HDFC Life’s total premium income was at ₹ 128.1 billion as against ₹ 116.7 billion for the quarter ended June 30, 2023, a growth of 9.7%. Profit after tax for the quarter ended June 30, 2024 was ₹ 4.8 billion compared to ₹ 4.2 billion for the quarter ended June 30, 2023, a growth of 15.0%.

HDFC ERGO General Insurance Company Ltd (HDFC ERGO), in which the Bank holds a 50.5% stake, offers a complete range of general insurance products. For the quarter ended June 30, 2024, premium earned (net) by HDFC ERGO was at ₹ 21.4 billion as against ₹ 20.0 billion for the quarter ended June 30, 2023, a growth of 6.7%. Profit after tax for the quarter ended June 30, 2024 was ₹ 1.3 billion, as against profit after tax of ₹ 2.0 billion for the quarter ended June 30, 2023.

HDFC Asset Management Company Ltd (HDFC AMC), in which the Bank holds a 52.5% stake, is the Investment Manager to HDFC Mutual Fund, one of the largest mutual funds in India and offers a comprehensive suite of savings and investment products. For the quarter ended June 30, 2024, HDFC AMC’s Quarterly Average Assets Under Management were approximately ₹ 6,716 billion, a growth of 38.3% over the quarter ended June 30, 2023. Profit after tax for the quarter ended June 30, 2024 was ₹ 6.0 billion compared to ₹ 4.8 billion for the quarter ended June 30, 2023, a growth of 26.5%.

HDFC Securities Ltd (HSL), in which the Bank holds a 95.2% stake, is amongst the leading broking firms in India. For the quarter ended June 30, 2024, HSL’s total revenue was ₹ 8.2 billion, as against ₹ 5.0 billion for the quarter ended June 30, 2023. Profit after tax for the quarter ended June 30,2024 was ₹ 2.9 billion, as against ₹ 1.9 billion for the quarter ended June 30, 2023, a growth of 54.6%.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

Note:

The figures for the period ended June 30, 2024 include the operations of erstwhile HDFC Ltd which amalgamated with and into HDFC Bank on July 01, 2023 and hence the comparisons with the previous periods have to be looked at in light of the same.

₹ = Indian Rupees

1 crore = 10 million

All figures and ratios are in accordance with Indian GAAP unless otherwise specified.

BSE: 500180

NSE: HDFCBANK

NYSE: HDB

Certain statements are included in this release which contain words or phrases such as “will,” “aim,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” “will pursue” and similar expressions or variations of these expressions, that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulations and other regulatory changes on us in India and other jurisdictions, our ability to roll over our short-term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated. In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions, instability or uncertainty in India and the other countries which have an impact on our business activities or investments caused by any factor, including terrorist attacks in India, the United States or elsewhere, anti-terrorist or other attacks by the United States, a United States-led coalition or any other country, tensions between India and Pakistan related to the Kashmir region or between India and China, military armament or social unrest in any part of India; the monetary and interest rate policies of the government of India, natural calamities, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally, changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations, changes in competition and the pricing environment in India, and regional or general changes in asset valuations.

For more information please log on to: www.hdfcbank.com

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Madhu Chhibber

Head - Corporate Communications

HDFC Bank Ltd., Mumbai.

Mobile: +91 9833775515

madhu.chhibber@hdfcbank.com

For investor queries please contact:

Investor Relations

HDFC Bank Ltd., Mumbai.

Tel: 91 - 22 - 6652 1054 (D) / 6652 1000 (B)

investor.relations@hdfcbank.com